November 30, 2010

Jeff Jaramillo
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 3030

Re:         Infrared Systems International
Form 10-K for the fiscal year ended September 30, 2009
Filed December 18, 2009
Form 8-K filed April 16, 2010
Form 8-K filed April 21, 2010
File No. 333-147367

Dear Mr. Jaramillo:

The following are our responses to your comment letter of October 14, 2010.

Form 8-K dated April 16, 2010 and Form 8-K dated April 21, 2010

1.
Please refer to our prior comment 1 and 11.  We note from your response that the $170,000 note receivable was accounted for on IAI’s balance sheet but that with the impeding distribution, you adjusted the consolidated balance sheet to reflect the net asset and liabilities post distribution.  You also explain that you elected to impair assets of the subsidiary.  To help us better understand the reasons for your accounting, please respond to the following:

•
Tell us how your adjustments to the consolidated balance sheet to reflect the assets and liabilities post distribution is consistent with the guidance in FASB ASC 360-10-45 (formerly paragraph 27 of SFAS 144) that requires assets to be distribute to owners in a spinoff continue to be classified as held and used until such point that they are spinoff of.

ANSWER: The assets in question are patents.  The value of the assets were not being held for future sale or distribution consideration, but in fact were contractually distributed to the then existing shareholders (shareholders of record March 23, 2010) at the time of closing of the transaction.  Since the increase or decrease in either the assets or liabilities of IAI would have no effect on the post closing shareholders, the company chose to impair those accounts and avoid misleading future shareholders.  If the transaction had contemplated a future distribution that would have an effect on the then existing shareholders at the time of the future distribution, then the Company would have included the assets and liabilities without impairment.

•
If you intended to say that in light of the changes in the circumstances surrounding the assets now held by the subsidiary you tested for impairment and concluded that the assets were impaired, please document that process in your response, specifically explaining how you complied with FASB ASC 360-10-35-21 (previously paragraph 8 of SFAS 144) and clearly discuss the results of the test that led to the conclusion that the assets were impaired.

ANSWER:  The contract between IAI and the Company provided us with a 100% expectation that the asset would be disposed of as previously discussed.  Regardless of the circumstances, neither the Company, nor its post March 23, 2010 shareholders stood to gain from the assets, as they had effectively been sold. Our interpretation of these FASB sections pertain to assets grouped and held for future sale or distribution, however, it is our opinion that the effective sale had already closed and thus our impairment and cost to sell the assets are equal to that of the previous asset value.

•	Tell us where on your consolidated statement of operations you recorded the related impairment expense.

ANSWER:

Our prior accountant recorded this under Other Income (Expense).  We are including this entry along with the other adjustments to be reviewed by our auditor for accuracy.

2.
We note, from your Form 10-Q for the period ended March 31, 2010, the assets and liabilities presented on the company’s balance sheet as of March 31, 2010.  We note that they represent the amounts that were transferred to IAI following the April 14, 2010 transaction.  Please provide us with IAI’s balance sheet as of June 30, 2010 and reconcile each asset and liability caption presented at March 30, 2010 to the June 30, 2010 balance sheet.  Show the amount of related impairment charge you recorded for each line item.

ANSWER:  I have spoken extensively with the CEO of IAI, Mr. Gary Ball (former CEO of the company), and he has not recorded any assets (except that of cash receipts) to the balance sheet of IAI.  I specifically addressed potential values of patent, etc. and he has maintained that nothing was being recorded to the IAI balance sheet.  We have stated our case for writing down the assets and liabilities of IAI from the company’s perspective.  I have suggested that once our 10-K audit is completed that the auditor will have suggested adjustments to IAI’s balance sheet that they have not already made.  Additionally, should the auditor find the company’s balance sheet in need of adjustment, we will make the appropriate adjustment(s) at that time.

3.
We see that you appropriately included the revenues of IAI on your income statement and see that they comprise 78% of your total revenues for the most recent quarter.  In light of your related impairment of the assets of IAI and expected distribution, in future filings, if true, please revise your discussion in MD&A to explain that you do not expect the royalty revenues to continue after the subsidiary distribution.  We noted your current disclosure in Form 10-Q for the quarterly period ended June 30, 2010, which states that you expect royalties and service revenue will remain flat for the balance of 2010 and begin to show increases in 2011.  There appears to be no related discussion that the revenue from royalties are not expected to continue after the subsidiary distribution.

ANSWER: We will include in future filings further discussion related to the impending discontinuation of the royalty revenue following the eventual distribution of IAI.  Our statement related to our revenues remaining flat through 2010 were accurate as to our expectations for both royalty and service revenues through the fiscal year ending September 30. Our expectation that revenues would begin to show increases in 2011 were more specific to services revenues.  In reviewing our statement, we see that more clarity is warranted and we will included further more specific explanation of the royalty revenue and its impending discontinuation in future filings.

4.
We note from your responses to our comments 2 and 3 that you established the fair value of primarily the physical assets acquired from Propalms.  To help us understand your accounting, please address the following:

•	Clarify for us whether the property and equipment were the only assets acquired as part of the acquisition.

ANSWER: Property and equipment were the only assets of value acquired as part of the transaction.  Included in the transaction was a customer list and related web domains, however, they were not significant enough to carry value in the purchase.  In addition to the above, the transaction included a note receivable in the amount of $250,000 from ProPalms to the company in exchange for Preferred shares in the company (which was recorded as Investment under Current Assets.

•
Tell us the total consideration you provided to ProPalms to acquire Focus, how you determined the value of that consideration (i.e. purchase price) and how you allocated the purchase price as part of your accounting for the acquisition.

ANSWER: 3,000,000 shares of Common shares and 750,000 shares of Preferred shares.  Determination of the consideration paid for Focus was determined by the ProPalms and valued at $2,280,000.  The transaction was reported in our 8-K filed on April 21, 2010. From the company’s perspective, the value in the transaction included the assets, the note receivable, and intangible benefit due to the relationship with ProPalms.  The purchase was accounted for in Current Assets, and Property and Equipment, net. The company took an immediate write down to Goodwill for the difference in the purchase price and that of the amounts booked into Current Assets, and Property and Equipment, net.

•	As we note that Focus was an operating business, please explain why it would be appropriate to value the consideration you provided to ProPalms based solely on the physical assets you received.

ANSWER: We did not feel that the operation was significant enough, nor the customer list extensive enough, to justify the recording and holding of Goodwill in the transaction.  Had we chosen to record Goodwill, it would have been nominal in nature.  We were excited about the business opportunity and the platform that had been established with Focus and had hoped to capitalize on the growing interest in the cloud computing market.

•
Provide us with revised footnote disclosure that includes a detailed discussion of the acquisition including all of the disclosures required by FASB ASC 805-10-50, 805-20-50, and 805-30-50 (formerly paragraphs 68 and 72 of SFAS 141R).

ANSWER: On April 19, 2010, the Company acquired 100% of the outstanding common stock of Focus Systems, Inc. from Propalms, Inc. in exchange for 3,000,000 Common shares of the Company. Additionally, the Company issued 750,000 shares of Preferred A stock. As part of the Preferred stock issued, Propalms, Inc. is to invest up to $250,000 into the company over a period of 120 days.   The primary purpose of the acquisition is to provide the Company with an operating business in the cloud computing, remote desktop, and Voice over IP telecommunications space. Included in the acquisition, the Company recognized the fair market value of property, plant and equipment at $5,000 based on as search of age comparable equipment available in the local market.  The company did not recording any net Goodwill in the transaction due to the insignificance of the customer list.  Liabilities acquired in the acquisition totaled $305,595. Cash and Accounts Receivable acquired in the transaction totaled $2,778 and $2,560 respectively, of which the company expects to collect 100% of the amount due.  Revenues attributed to the acquisition since inception and through the reporting date are $15,706 or 22% of the revenue for the 3 month reporting period.

5.
We note from your response to our prior comment 5 that you determined the Focus transaction was not material based on your post-acquisition assessment and you recorded the acquisition at the cost method of purchase accounting.  It appears you may meet one or more of the significant tests under Rule 1-02(w) to provide historical financial statements for Focus.  Please provide us with your significant tests as set forth under Rule 1-02(w) along with the reason why you believe financial statements of Focus in your previously filed Form 8-K were not required.  Refer to the guidance in Rule 8-04 and Rule 1-02(w) of Regulation S-X.

ANSWER: In further reviewing the requirements under Rule 1-02(w), we realize that after making our adjustment to the operation of Focus, that it does meet the significant subsidiary test.  We believed at the time of the transaction that our understanding of the tests and requirements, compared to the transaction that was completed in April, was accurate. Given the current information, we agree with the Commission that historical financial statements for Focus should be provided.  We have discussed the requirement with our auditor and are working to complete this requirement.

6.
In addition, explain what you mean by the cost method of purchase accounting and reference the GAAP literature upon which you are basing your accounting. Explain why the cost method would be used when you purchased 100% of Focus from ProPalms.

ANSWER: Since we had initially viewed the Focus transaction as being non-significant, we believed that the cost method was appropriate. However, based on this most recent review, we recognize that the transaction fits the significance test and we are working to perform this audit as discussed above.

Form 10-Q for the three and nine months ended June 30, 2010

Financial Statements, page 3

7.
We note from your response to our prior comment 6 that the investment recorded on your balance sheet as a current asset represents a receivable from ProPalms you received in exchange for fully vested shares of preferred stock.  Please tell us your consideration of SAB Topic 4E and explain how you determined that the investment receivable for the preferred shares should be presented as an asset rather than as a deduction from stockholders’ equity.

ANSWER: Our understanding of SAB Topic 4 is that it relates to the treatment of receivables from stock sales pertaining to officers or employees of a company.  ProPalms is neither an office or employee thus we included the receivable in our Current Assets.

8.
In this regard, we also noted from your response that the investment was to be made over the course of 120 days but only $17,809 of the $250,000 investment has been made and if the remainder has not been paid within one year the receivable will be written down.

•	Tell us if you have modified the investment agreement with ProPalms to extend the period over which the amounts investment is paid.

ANSWER: No modification to the agreement with ProPalms has been made.

•	Describe to us any remedies you have regarding the collection of the investment and for the return of the Preferred Shares.

ANSWER: Our remedies include the returning of preferred shares to the company. ProPalms has agreed to return the unpaid portion of the preferred shares to the company. This should be reflected in the subsequent events section of our upcoming filing.

•	Tell us why you determined you would write the investment down after one year of non-payment and not sooner, for example – after 120 days.

ANSWER: The original contract called for a return of unpaid shares after one year from the date.  Therefore, we would write down the investment no later than that date.  As of the filing date (June 30, 2010) it had only been approximately 75 days since closing of the transaction, thus no reason for any impairment or write down of the investment at that time. With the closing of our next reporting period and no further investment by ProPalms, it is more appropriate for us to show the write down in that period.  This will coincide with our subsequent events disclosures that will show the return of the unpaid shares by ProPalms.

•
Tell us whether the $250,000 due from ProPalms represents payment for 750,000 shares of preferred shares to ProPalms. If that is not the case, please explain to us why ProPalms would be required to return shares of preferred stock if you do not receive the required payments.

ANSWER: ProPalms has already agreed to return the unpaid portion of the preferred shares (represented by the investment) to the company and we are in the process of making that happen.

9.
We note your response to our prior comment 8.  We see from the rollforward provided that you completed a 10:1 forward split of your common shares on June 10, 2010.  It does not appear that you reflected the split retroactively in accordance with FASB ASC 260-10-55 (formerly paragraph 54 of SFAS 128) and SAB Topic 4C.  In addition, we note that the authorized share amounts represented on your balance sheet do not reflect the post stock split amount. To help us better understand the impact of this error, please provide us with revised primary financial statements that appropriately reflect the stock split retroactively for all periods presented in your Form 10-Q for the period ended June 30, 2010.

ANSWER: We regret the oversight. We have included (below) the pertinent revised primary financial statements with the stock split applied retroactively for all periods.

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable	$51,378	$25,425
Credit Card Payable	4,274	242,871
Customer deposits	-	66,168
Shareholder loans	246,921	-
Other Current Liabilities	59,459	-
Total Current Liabilities	362,032	334,464

STOCKHOLDERS' EQUITY:
Preferred stock, $0.001 par value, 50,000,000 shares
authorized,
750,000 shares issued and outstanding	750	-
Common stock, $0.001 par value, 500,000,000 shares
authorized, 177,244,960 shares issued and outstanding*	177,245	11,673
Additional Paid in Capital	854,968	992,946
Retained earnings (deficit)	(1,145,374)	(1,015,851)
Total Stockholders' Equity	(112,411)	(11,232)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$249,621	$323,232

* All periods reflect a 10:1 forward stock split that occurred on June 10, 2010

CONDENSED STATEMENTS OF OPERATIONS (Unaudited)

	For the Three Months		For the Nine Months
	Ended June 30,		Ended June 30,
	2010	2009	2010	2009
REVENUES:
Royalty	$5,590	$33,600	$86,790	$84,000
Service	15,707	-	15,707	-
Total Revenue	71,297	33,600	102,497	84,000

COST OF GOOD SOLD	4,273	-	4,273	-

GROSS PROFIT	67,024	33,600	98,224	84,000

OPERATING EXPENSES:
Professional fees	21,449	9,698	68,249	55,780
Travel, meals, and entertainment	-	5,603	4,968	15,960
Management fees	28,814	2,145	32,906	17,466
Research and development	2,755	826	3,350	2,596
Other general and administrative	99,625	7,089	112,394	13,811
Total Operating Expenses	152,643	25,361	221,867	105,613

INCOME (LOSS) FROM OPERATIONS	(85,620)	8,239	(123,644)	(21,613)

OTHER INCOME (EXPENSE):
Interest expense	(4,050)	(647)	(5,879)	(1,900)

INCOME (LOSS) BEFORE INCOME TAX PROVISION	(89,670)	7,592	(129,523)	(23,513)

PROVISION FOR INCOME TAXES	-	-	-	-

NET INCOME (LOSS)	$(89,670)	$7,592	$(129,523)	$(23,513)

BASIC AND DILUTED LOSS PER SHARE	$(0.000)	$0.001	$(0.000)	$(0.001)

WEIGHTED AVERAGE SHARES OUTSTANDING*	177,224,960	11,672,790	66,863,513	26,365,680

* All periods reflect a 10:1 forward stock split that occurred on June 10, 2010

Sincerely,

/s/William Wright
William Wright
Chief Executive Officer